Exhibit 17.1
Subsidiary Guarantors and Issuers of Guaranteed Securities
Each of the following securities issued by Niagara Mohawk Power Corporation, a wholly owned subsidiary of the Group, is unconditionally and fully guaranteed by National Grid plc:
•3.60% preferred shares
•3.90% preferred shares

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